NEWS RELEASE

NEC

Media Relations
Hisashi Saito / Sophie Yamamoto
NEC Electronics Corporation
+81 44-



Investor Relations
Hiro Nakanishi / Yuko Kimoto / Yoshito Yahazu / Taro Kusakabe
NEC Electronics Corporation
+81 44-435-1664
ir@necel.com

NEC Electronics Announces Forecast of Business Results for the Three Months Ended December 31, 2004

KAWASAKI, Japan, January 7, 2005 – NEC Electronics Corporation (TSE: 6723) announces the forecast of its business results for the third quarter of the fiscal year ending March 31, 2005 (the three months ended December 31, 2004) as follows.

Forecasts for the three months ended December 31, 2004

(Millions of yen)

	Net Sales	Operating Income	Income Before Income Taxes	Net Income
Forecasts for the three months ended December 31, 2004	165,000	1,000	200	100
Results for the three months ended September 30, 2004	191,219	15,458	14,766	9,229
Change over previous period (%)	-13.7	-93.5	-98.6	-98.9
Results for the three months ended December 31, 2003	175,296	15,548	13,873	8,356

1) The consolidated financial statements of NEC Electronics are prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

2) The figures for operating income shown above represent net sales minus the cost of sales, research and development, and selling, general and administrative expenses.

NEC Electronics expects net sales for the three months ended December 31, 2004 to decrease approximately 14 percent from the previous quarter. Sales of LCD driver ICs for small mobile

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phone screens and large personal computer screens decreased significantly. In addition, customers' inventory correction periods continued longer than expected. As a result, sales of LSIs for consumer electronics such as televisions and digital camcorders, as well as general purpose semiconductors are expected to decrease compared to the previous three-month period. However, sales of automotive semiconductors were stable.

Despite a decrease in sales and increase in depreciation and amortization, the company expects to attain 1 billion yen in operating income by reducing costs such as outsourcing costs. NEC Electronics' business results for the three months ended December 31, 2004 will be announced on January 26, 2005.

Forward-Looking Statements

The statements in this press release with respect to the plans, strategies and financial outlook of NEC Electronics and its consolidated subsidiaries (collectively "NEC Electronics") are forward-looking statements involving risks and uncertainties. We caution you in advance that actual results may differ materially from such forward-looking statements due to several important factors including, but not limited to, general economic conditions in our markets, which are primarily Japan, North America, Asia, and Europe; demand for, and competitive pricing pressure on, products and services in the marketplace; ability to continue to win acceptance of products and services in these highly competitive markets; and fluctuations in currency exchange rates, particularly between the yen and the U.S. dollar. Among other factors, downturn of the world economy; deteriorating financial conditions in world markets, or deterioration in domestic and overseas stock markets, may cause actual results to differ from the projected results forecast.

About NEC Electronics Corporation

NEC Electronics Corporation (TSE: 6723) specializes in semiconductor products encompassing advanced technology solutions for the high-end computing and broadband networking markets, system solutions for the mobile handsets, PC peripherals, automotive and digital consumer markets, and platform solutions for a wide range of customer applications. NEC Electronics Corporation has 26 subsidiaries worldwide including NEC Electronics America, Inc. (www.necelam.com) and NEC Electronics (Europe) GmbH (www.ee.nec.de). Additional information about NEC Electronics worldwide can be found at www.necel.com.

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